

VIA FACSIMILE AND U.S. MAIL

November 28, 2007

Howard N. Feist III
Vice President Finance and Chief Financial Officer
American Biltrite, Inc.
57 River Street
Wellesley Hills, MA 02481

>   **RE: American Biltrite, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007**
>   **and September 30, 2007**
>   **File No. 1-4773**

Dear Mr. Feist:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 29
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 31

1. You indicate that the effective tax rate in 2006 of 83% is due primarily to the effect of combining various segments with differing statutory rates applied to

pretax losses in certain locations and pretax income in other locations. Please provide a more robust discussion regarding the reasons for the changes in your effective tax rate from 2005 to 2006. Please also ensure that the effective tax rate discussed is the effective tax rate used in footnote 10 of the financial statements. Please also revise your discussion of your effective tax rate for 2005 compared to 2004.

Financial Statements

1. Significant Accounting Policies, page 54

Principles of Consolidation, page 54

2. We note that you accounted for your 50% owned venture, Compania Hulera Sula, on the cost method due to the uncertainty of the political climate and currency restrictions in Honduras. Please provide the following:
    - Disclose the carrying amount of this investment for all periods presented.
    - Address the recoverability of this investment at each balance sheet date.
    - Disclose whether you receive dividends from this investment.
    - Disclose any relevant financial information that is currently available.

Environmental and Product Liabilities, page 59

3. You indicate in your accounting policy that a receivable reserve is recorded when recoveries are disputed or are not highly probable. Paragraph 140 of SOP 96-1 indicates that an asset relating to a recovery should be recognized only when realization of the claim for recovery is deemed probable. Please tell us how you determined that a receivable reserve should be recorded considering that an asset is recorded only when realization of a claim for recovery is deemed probable. Please also note that if a claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. Please revise your accounting policy accordingly.

Asbestos Liabilities and Congoleum Plan of Reorganization, page 60

4. You indicate that the recorded liability for Congoleum's asbestos-related exposure is based on the minimum estimated cost to resolve these liabilities through the confirmation of a plan of reorganization. However, on page 55, you indicate that liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Please tell us how you determined that Congoleum's asbestos-related exposure is based on the minimum estimated cost to resolve these liabilities. Please also tell us why Congoleum's asbestos-related liabilities are not included in liabilities subject to compromise in accordance with SOP 90-7. Refer also to paragraph 24 of SOP 90-7.

3. Property, Plant and Equipment, page 67

5. We note that in 2005 you included a gain of $2.3 million on the sale of a
    warehouse building and land in Other income (expense). In 2006, you also
    included a gain of $1.3 million for the difference between the insurance proceeds
    for the replacement of production equipment and the net book value of the
    equipment written-off, in Other income (expense). Please classify these gains in
    Income (loss) from operations as required by 45 of SFAS 144 in future filings.
    We also note that you have included $642,000 in connection with certain rubber
    chemical antitrust settlements in 2006 and $900,000 in management fees paid by
    Congoleum to ABI in other income (expense).   It is unclear why you have
    classified these amounts outside your results of operations. Please revise to
    reclassify these amounts in future filings or tell us why such classification is
    appropriate.

5. Financing Arrangements, page 68

6. You indicate that pursuant to the amendment and restatement to the Credit
    Agreement entered into on September 25, 2006, certain of the financial covenants
    under the Credit Agreement were amended. Please confirm and disclose that you
    were in compliance with all of your covenants as of December 31, 2006. Please
    also disclose whether you were in compliance with the Credit Agreement as a
    result of the amendment on September 25, 2006.

8. Commitments and Contingencies, page 82

American Biltrite Inc, page 85

7. You indicate that based upon consultations with third party advisors, you believe
    that six years is the most reasonable period over which to include future claims
    that may be brought against you for recognizing a reserve for future costs. Please
    delete this reference to these experts or revise future filings to name these experts.
    Also, we remind you that you must include consents from your third party
    advisors in '33 Act filings in accordance with Rule 436(b) of Regulation C.

9. Congoleum Asbestos Liabilities and Planned Reorganization, page 93

8. We note our prior correspondence regarding our review of Congoleum's Form
    10-K for the year ended December 31, 2006. We remind you that our concerns
    and comments issued during that review should be considered by American
    Biltrite, Inc. In this regard, we therefore reiterate the final comment issued to
    Congoleum on October 1, 2007.

    In our previous letter we asked you why you had not recorded a liability for
    asbestos claims by claimants not determined under the claimant agreement and

unasserted future claims. You believe that you are unable to develop a reasonable estimate for such claims because you lack certain data. However, expert witnesses have testified that estimates of future claims could be in the range of $40 million to $1.4 billion. SFAS 5 requires that a loss contingency be recorded if it is both probable and estimable. You have referred to paragraph 59 of SFAS 5 to support your view that no accrual is required. We remind you that condition (b) in paragraph 8, that "the amount of loss can be reasonably estimated," should not delay accrual of a loss until only a single amount can be reasonably estimated. When condition (a) in paragraph 8 is met, i.e., "it is probable that an asset had been impaired or a liability had been incurred," and information available indicates that the estimated amount of loss is within a range of amounts, it follows that some amount of loss has occurred and can be reasonably estimated. When condition (a) in paragraph 8 is met and the reasonable estimate of the loss is a range, condition (b) in paragraph 8 is met and an amount should be accrued for the loss. When an amount within the range appears to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount. For more guidance on this issue see FASB Interpretation No.14 Reasonable Estimation of the Amount of a Loss. Considering this guidance, and because you have information available that indicates that the estimated amount of loss is within a range, it is unclear to us why you have not recorded at least $40 million as the low estimate in a range. However, you as management are in the best position to determine the distinction in guidance provided by both paragraph 59 of SFAS 5 and FIN 14. We assume that based on this guidance you continue to believe that even a minimum amount can not be reasonably estimated. We urge you to carefully consider this guidance and if in future periods you believe that you can make a reasonable estimate that you record the appropriate accrual.

Report of Registered Independent Public Accounting Firm, page 116

9. We note that your primary financial statements are labeled Consolidated Balance Sheets with Consolidating Details, Consolidated Statements of Operations with Consolidating Details, and Consolidated Statements of Cash Flows with Consolidating Details and such financial statements include consolidating details. However, the Report of Registered Independent Accounting Firm refers to the consolidated balance sheets and related consolidated statements of operations and cash flow. As such, it is unclear to us whether consolidating details were subjected to the same auditing procedures as the consolidated financial statements. If the consolidating information was subjected to the auditing procedures applied in the audit of your basic consolidated financial statements, please have your registered independent public accounting firm revise its report clarify in future filings. Otherwise, if the consolidating details were not audited,

please do not include such consolidating information on the face of your primary financial statements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief